UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: <u>1-11337</u>

WPS RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

700 North Adams Street
P.O. Box 19001
Green Bay, Wisconsin 54307-9001
(920) 433-1727

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Share Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock, $1 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[x]	Rule 12h-3(b)(1)(i)	[x]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: <u>None*</u>

* The rights to purchase common stock pursuant to the Rights Agreement, dated as of December 12, 1996, as amended, between the Company and American Stock Transfer & Trust Company, as successor in interest to U.S. Bank National Association and Firstar Trust Company (the "Rights Agreement"), expired on December 11, 2006. The Rights Agreement expired by its own terms and the Board of Directors of WPS Resources Corporation decided not to renew it. WPS Resources initially filed a Form 8-A to register the rights on December 13, 1996, which Form 8-A was subsequently amended on July 11, 2006.

Pursuant to the requirements of the Securities Exchange Act of 1934, WPS Resources Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 12, 2006

By: <u> /s/ Joseph P. O'Leary</u>
Name: Joseph P. O'Leary
Title: Senior Vice President and
Chief Financial Officer